UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-45640

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24   AND ENDING 06/30/25
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __KA Associates, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
2121 Avenue of the Stars, 9th Floor
_____
(No. and Street)

Los Angeles   CA   90067
_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Stapleton   310.284.5520   pstapleton@kaynecapital.com
_____
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C
_____
(Name – if individual, state last, first, and middle name)

9 Parkway North Suite 200   Deerfield   IL   60015
_____
(Address)   (City)   (State)   (Zip Code)

10/22/2003   199
_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Paul Stapleton_ _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _KA Associates, LLC_ _____, as of _6/30_ _____, 2_025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

seeattached _____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

CALIFORNIA JURAT

GOVERNMENT CODE § 8202

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ___Los Angeles___

Subscribed and sworn to (or affirmed) before me on

this __17 th__ day of __September__, 2025___, by
     Date   *Month*   *Year*

(1) ___Paul Stapleton___

(and (2) __N/A__),
            Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LISA DORFMAN
Notary Public - California
Los Angeles County
Commission # 2488440
My Comm. Expires May 25, 2028

Signature _____
          Signature of Notary Public

Place Notary Seal and/or Stamp Above

───────────── **OPTIONAL** ─────────────

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

KA Associates, LLC

Report Pursuant to Rule 17a-5
Financial Statements and Supplemental Information
June 30, 2025

KA Associates, LLC
Table of Contents
June 30, 2025



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
KA Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KA Associates, LLC (the "Company") as of June 30, 2025, the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information presented in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

CBIZ CPAs P.C.

Deerfield, IL
September 17, 2025



KA Associates, LLC
Statement of Financial Condition
June 30, 2025

Assets

Cash and cash equivalents	$	820,067
Investment in securities, at fair value		142,909
Receivable from broker-dealer and clearing firm		5,778
Prepaid expenses and other assets		11,176
Restricted cash - clearing deposit at broker		75,000
Total Assets	$	1,054,930

Liabilities and Members' Capital

Liabilities

Due to related party, net	$	24,350
Payable to broker-dealer and clearing firm		1,515
Accrued expenses and other liabilities		6,354
Total Liabilities		32,219
Members' Capital		1,022,711
Total Liabilities and Members' Capital	$	1,054,930

The accompanying notes are an integral part of these financial statements.

KA Associates, LLC
Statement of Operations
Year Ended June 30, 2025

Revenues

Dividends income	$	47,957
Money market waiver rebates and interest sharing		48,854
Commissions		24,364
Net unrealized gain on investments		26,852
Other		11,822
Total Revenues		159,849

Expenses

Professional and consulting fees		142,105
Compliance fees		38,797
Custody and clearing charges		18,851
Regulatory fees		18,060
State and local income taxes		5,591
Other		18,382
Total Expenses		241,786
Net Loss	$	(81,937)

The accompanying notes are an integral part of these financial statements.

KA Associates, LLC
Statement of Changes in Members' Capital
Year Ended June 30, 2025

Member's Capital at July 1, 2024	$ 1,104,648
Net Loss	(81,937)
Member's Capital at June 30, 2025	$ 1,022,711



The accompanying notes are an integral part of these financial statements.

KA Associates, LLC
Statement of Cash Flows
Year Ended June 30, 2025

Cash flows from operating activities

Net loss	$	(81,937)
Adjustments to reconcile net loss to net cash used in operating activities		
Net unrealized gain on investments		(26,852)
Changes in operating assets and liabilities:		
Receivable from broker-dealer and clearing firm		2,934
Dividends receivable		2,472
Prepaid expenses and other assets		(40)
Due to related party, net		(4,395)
Payable to broker-dealer and clearing firm		(126)
Accrued expenses and other liabilities		(318)
Net cash used in operating activities		(108,262)
Net change in cash, cash equivalents, and restricted cash		(108,262)
Cash, cash equivalents, and restricted cash, beginning of year		1,003,329
Cash, cash equivalents, and restricted cash, end of year	$	895,067

The accompanying notes are an integral part of these financial statements.

6

1. **Nature of Operations and Summary of Significant Accounting Policies**

   Nature of Operations
   KA Associates, Inc. was a corporation organized under the laws of the state of Nevada on January 25, 1993, which converted into a Nevada limited liability company known as KA Associates, LLC (the "Company") on May 10, 2024. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker dealer and clears its securities transactions on a fully disclosed basis with a clearing broker. The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

   Basis of Presentation
   The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Cash, Cash Equivalents, and Restricted Cash
   The Company maintains its cash balance with National Financial Services LLC ("NFS"), a broker-dealer and clearing firm. This balance is insured by the Securities Investor Protection Corporation ("SIPC") up to $250,000. At times, cash balances may be in excess of SIPC Insurance limits.

   The Company is required to maintain a clearing deposit account pursuant to its securities clearance agreement with NFS. The required deposit is subject to increase based on changes in the mix of securities transactions executed by the Company's customers. At June 30, 2025, the cash deposit required was $75,000.

   The Company considers liquid investments with original maturities of three months or less to be cash equivalents. As of June 30, 2025, the Company's cash equivalents consisted of a money market fund in the amount of $820,067.

   The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Statement of Financial Condition to the total of the same such amounts shown in the Statement of Cash Flows.

Cash, cash equivalents, and restricted cash	
Cash and cash equivalents	$ 820,067
Clearing deposit at broker (restricted)	75,000
Cash, cash equivalents, and restricted cash at June 30, 2025	895,067
Cash, cash equivalents, and restricted cash at June 30, 2024	1,003,329
Net change in cash, cash equivalents, and restricted cash	$ (108,262)

   Receivable from Broker-Dealer and Clearing Firm
   Receivable from broker-dealer and clearing firm represents commissions and other fees earned by the Company from transactions not yet received from the clearing broker. No allowance was deemed necessary as of June 30, 2025, since the Company has determined all receivables from broker-dealer and clearing firm to be collectible.

   Income Taxes
   The Company is a limited liability company ("LLC") elected to be taxed as a partnership effective May 10, 2024, therefore taxable income is reported by the Company's LLC members. However, the

Company is subject to the California minimum tax of $800, when the Company makes more than $250,000, the Company will be subject to California LLC fee, which starts at $900 with a maximum of $11,790. The Company has evaluated its tax positions and determined that there are no uncertain tax positions as of June 30, 2025.

As of June 30, 2025, the Company remains subject to examination by various tax jurisdictions for fiscal years ending after June 30, 2021. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

Revenue Recognition
The Company follows a five-step model to (a) identify the contract(s) with customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, primarily consisting of principal transactions and revenue from underwriting. The Company has identified its President as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Significant segment expenses regularly provided to the CODM are found on the Company's statement of operations. Segment assets can be found in the statement of financial condition. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Reclassifications
Certain opening balance amounts in the financial statements have been reclassified to conform to the current year's presentation. These reclassifications did not affect total assets, total liabilities, or equity.

2. **Revenue from Contracts with Customers**

Money Market Waiver Rebates and Interest Sharing
Money market waiver rebates and Interest sharing revenue is income earned from revenue participation and interest programs with NFS. Revenue is recorded on the monthly basis as it is determinable in accordance with terms specified in the Company's agreement for securities clearance services.

Dividends Income
Dividends are earned from investments (see Note 3) and are recorded on the ex-dividend date.

Commissions
Commissions include revenues resulting from executing stock exchange-listed securities, over-the-counter securities, and other transactions. The Company is the principal for commission revenue as it is responsible for the execution of the clients' purchase and sales. Commissions and related clearing charges on customers' introduced trades and accounts are recorded on a trade-date basis as security transactions occur.

Disaggregation of Revenue
The following table presents commission revenue from contracts with customers by major source:

Commissions		
Closed-End MFs (IPO)	$	11,866
OTC Equities		10,345
Master Limited Partnership		976
Others		1,177
Total Commissions	$	24,364

3. **Fair Value Measurements**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At June 30, 2025, the Company holds an investment in a security, which is recorded at fair value with changes in fair value included in net unrealized gain on investments on the accompanying Statement of Operations. The investment is classified as a Level 1 common stock asset and had a fair market value of $142,909 at June 30, 2025.

4. **Off Balance Sheet Risk, Concentration Risk, and Regulatory Risk**

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. The clearing broker carries all the Company's customers' money balances and long and short security positions and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein, pursuant to the clearance agreement between the Company and its clearing broker, the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. Additionally, in accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The Company maintains its cash balance with its clearing broker. The Company is subject to the counterparty risk to the extent that its clearing broker is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of its clearing broker and does not anticipate any losses from this counterparty.

The Company is required to be compliant with FINRA and Securities and Exchange Commission ("SEC") requirements on an ongoing basis and is subject to multiple operating and reporting requirements to which all broker-dealer entities are subject. If the Company fails to comply with regulatory requirements, it could be subject to loss of its licenses and registration and/or economic penalties.

5. **Net Capital Requirement**

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2025, the Company's net capital was $953,780 which was $948,780 in excess of its minimum requirement of $5,000 and the Company's percentage of aggregate indebtedness to net capital was 3.38%.

The Company is also required, pursuant to its securities clearance agreement with NFS, to maintain net capital in an amount which is the greater of the Company's net capital requirement as calculated in accordance with Uniform Net Capital Rule 15c3-1 or an amount determined in the sole discretion of NFS, within its reasonable business judgment. At June 30, 2025, the minimum net capital required by NFS was $150,000 and the Company's net capital in excess of its requirement with NFS was $803,780.

6. **Related-Party Transactions**

The Company is charged an allocation of expenses related to personnel, office facilities and equipment, and other general operating services that are borne by KACALP, an affiliate of the Company by virtue of common control. For the year ended June 30, 2025, expenses allocated from

this related party totaled $69,000. Professional and consulting fees include $52,900 of allocated personnel expenses. Compliance fees include $12,200 of allocated personnel expenses. Other expenses include $3,900 of allocated office facilities and other general operating services.

For the year ended June 30, 2025, approximately 43% of the Company's commission revenues were from introducing trades of the Company's shareholders and KACALP employees.

The Company holds shares in a closed-end fund that is managed by an affiliate of KACALP. The fair value of the investment was $142,909 as of June 30, 2025. For the year ended June 30, 2025, the Company earned $9,887 of dividend income and recognized net unrealized gain on investment of $26,852 from the investment.

KACALP reimburses the Company for private placement fees and incurs various operating, legal, professional, and other expenditures on behalf of the Company. The clearing broker charges the Company fees for recording customers' initial investment in KACALP private limited partnerships. Fees are also charged on all subsequent contributions and withdrawals. The amount of reimbursement was $4,050 for the year ended June 30, 2025. These revenues are recorded upon execution of private placement transactions and offset by a corresponding expense so there is no net impact to earnings. The Company has a receivable of $300 for private placement fees from KACALP as of June 30, 2025, which is included in Due to related party, net.

At times, KACALP pays expenses on behalf of the Company, which are later reimbursed. For the year ended June 30, 2025, KACALP made payments totaling approximately $138,000. As of year-end, the Company has a payable of $24,650 for expenses to be reimbursed to KACALP, which is included in Due to related party, net.

Supplemental Information



KA Associates, LLC
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2025

Members' capital	$	1,022,711
Less: Nonallowable assets:		
Prepaid expenses and other assets		11,176
Total deductions		11,176
Less: Haircuts on securities (computed, pursuant to 15c3-1(f)):		
15% haircut for equities		21,436
2% haircut for money market sweep account		16,383
Undue concentration		19,936
Total haircuts on securities		57,755
Net capital	$	953,780
Aggregate indebtedness	$	32,219
Computed minimum net capital required (6.67% of aggregate indebtedness)	$	2,148
Minimum net capital required (under SEC Rule 15c3-1)	$	5,000
Excess net capital ($953,780 - $5,000)	$	948,780
Percentage of aggregate indebtedness to net capital		3.38%

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A as of June 30, 2025.

KA Associates, LLC

Schedule II: Computation for Determination of Reserve Requirements under Rule 15c3-3

June 30, 2025

The Computation for Determination of Reserve requirement is not required as the Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.

KA Associates, LLC
Schedule III: Information Relating to Possession and Control Requirements Under Rule 15c3-3
June 30, 2025

The Information of Relation to Possession and Control Requirements under Rule 15c3-3 is not required as the Company is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(ii) and those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5.



CBIZ CPAs P.C.

Nine Parkway North
Suite 200
Deerfield, IL 60015

P: 847.282.6300

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
 KA Associates, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KA Associates, LLC (the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"), and (2) KA Associates, LLC stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. KA Associates, LLC's management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to money market waiver rebate and interest sharing, private placements, and administrative fees. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

KA Associates, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KA Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

CBIZ CPAs P.C.

Deerfield, IL
September 17, 2025

KA Associates, Inc.'s
Exemption Report

KA Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to money market waiver rebates and interest sharing, private placements, and administrative fees, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Paul Stapleton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

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Paul Stapleton, CFO

KA Associates, Inc.

9/15/2025